Rentokil Initial

FILE NO: 82-3806

RECEIVED
2004 JUL -2 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

25 June 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

04035231

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.
6. Releases to the London Stock Exchange.	6. 6.1 Purchase of own shares. 6.2 Notifications of major interest in shares 6.3 Listing of Euro Note 6.4 Issue of Debt

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

dlw 7/6

Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	16:35 24-Jun-04
Number	1283A

RNS Number:1283A
Rentokil Initial PLC
24 June 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Rentokil Initial plc

2. Name of shareholder having a major interest
Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd, London	20,830
Bank of New York, London	3,593,010
CEDE, New York	1,083,580
JP Morgan/Chase, London	150,295,890
Citibank Nominees Ltd, London	1,795,492
Clydesdale Bank plc, London	3,243,400
Euroclear Bruxelles BIC Mgt, London	18,120
HSBC Bank, London	1,659,650
Mellon Bank, London	10,252,846
Merrill Lynch, London	1,637,300
Northern Trust Company, London	4,805,639
Royal Trust Corp of Canada, London	5,690,770
State Street Nominees Ltd, London	18,060,344

5. Number of shares / amount of stock acquired
19,928,773

6. Percentage of issued class
1.10%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 1p

10. Date of transaction
23 June 2004

11. Date company informed
24 June 2004

12. Total holding following this notification
202,156,871

13. Total percentage holding of issued class following this notification
11.16%

14. Any additional information
No

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification
Paul Griffiths

Date of notification
24 June 2004

END

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Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Transaction in Own Shares
Released	07:30 24-Jun-04
Number	0768A

24 June 2004

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 23 June 2004 for cancellation the following Ordinary shares of 1p each:

1,250,000shares At 147.6784p per share

END

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Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	14:16 23-Jun-04
Number	0655A

RNS Number:0655A
Rentokil Initial PLC
23 June 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Rentokil Initial plc

2. Name of shareholder having a major interest
Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
In respect of holdings of shareholders referred to in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
For Barclays plc through subsidiary companies - Barclays have voting rights

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
36,888,702

8. Percentage of issued class
2.03%

9. Class of security
Ordinary 1p

10. Date of transaction
18 June 2004

11. Date company informed
23 June 2004

12. Total holding following this notification
52,156,907

13. Total percentage holding of issued class following this notification
2.87%

14. Any additional information
No

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification
Paul Griffiths

Date of notification
23 June 2004

END

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Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Transaction in Own Shares
Released	07:30 23-Jun-04
Number	0329A

23 June 2004

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 22 June 2004 for cancellation the following Ordinary shares of 1p each:

2,819,773 shares At 148.4273p per share

END

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Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Transaction in Own Shares
Released	07:30 18 Jun 2004
Number	8929Z

18 June 2004

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 17 June 2004 for cancellation the following Ordinary shares of 1p each:

3,000,000 shares At 145p per share

END

Company website

'ull Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Listing Particulars
Released	07:00 10 Jun 2004
Number	5924Z

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 10 June 2004

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE €2,500,000,000 Euro Medium Term Note Programme

ISSUER: Rentokil Initial plc

INCORPORATED IN: United Kingdom

Particulars relating to the programme may be obtained during usual business hours for fourteen days from the date of this formal notice

Rentokil Initial PLC	HSBC Bank PLC
Felcourt	8 Canada Square
East Grinstead	London
West Sussex	E14 5HQ
RH19 2JY	

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Issue of Debt
Released	13:22 10 Jun 2004
Number	2004061000

Rentokil Initial PLC

RENTOKIL INITIAL PLC

Issue of

JPY 3,000,000,000 Fixed Rate Notes due 13 April 2007

under the EUR 2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 9 June 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1. (i)	Series Number:	13
(ii)	Tranche Number:	1
2.	Specified Currency or Currencies:	Japanese Yen ('JPY')
3.	Aggregate Nominal Amount:	JPY3,000,000,000
4. (i)	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
(ii)	Net Proceeds:	Not Applicable
5.	Specified Denominations:	JPY 100,000,000 which may not be divided into smaller denominations. This is comprised of fewer than 50

	(fifty) certificates
. Issue Date and Interest Commencement Date:	13 April 2004
. Maturity Date:	13 April 2007
. Interest Basis:	0.6 per cent. Fixed Rate
'. Redemption/Payment Basis:	Redemption at par
.0. Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
.1. Put/Call Options:	Not Applicable
l2. Listing:	London
13. Method of distribution:	Non-syndicated
PROVISIONS RELATING TO INTEREST (IF ANY)	PAYABLE
14. Fixed Rate Note Provisions	Applicable
(i) Fixed Rate(s) Of Interest:	0.6 per cent per annum payable annually in arrear
(ii) Interest payment Date(s):	13 April in each year, from and including 13 April 2005 to and including 13 April 2007
(iii) Fixed Coupon Amounts(s):	JPY 600,000 per Specified Denomination
(iv) Broken Amount(s):	Not Applicable
(v) Day Count Fraction	30/360, unadjusted
(vi) Determination Date(s)	Not Applicable
(vii) Other Terms Relating to the method of calculating interest for Fixed Rate Notes	None
15. Floating Rate Note Provisions:	Not Applicable
16. Zero Coupon Note Provisions:	Not Applicable
17. Index Linked Note Interest Provisions	Not Applicable

. Deal Currency Note Provisions: Not Applicable

PROVISIONS RELATING TO REDEMPTION

. Issuer Call — Not Applicable

). Investor Put — Not Applicable

.. Final Redemption Amount of each Note — Nominal Amount

2. Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the condition 6(e)): As set out in the Condition 6(e)

ENERAL PROVISIONS APPLICABLE TO THE NOTES

3. Form of the Notes: Temporary Global note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event.

4. Additional Financial Centre(s) or of other special London provisions relating to Payment Dates:

5. Talons for future Coupons or Receipts to be attached No. to Definitive Notes (and Dates on which such Talons mature):

6. Details relating to Partly Paid Notes : amount of each payment comprising the issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment. Not Applicable

7. Details relating to Instalment Notes:

(i) Instalment Amounts: Not Applicable

(ii) Instalment Dates: Not Applicable

8. Redenomination applicable: Redenomination not applicable

9. Other terms or special conditions: Not Applicable

DISTRIBUTION

0. (i) If syndicated, names of Managers:	Not Applicable
(ii) Stabilising Manager (if any):	Not Applicable
1. If non-syndicated, name of Dealer:	BNP Paribas
2. Whether TEFRA C or TEFRA D rules applicable or TEFRA rules not applicable:	TEFRA D rules applicable
3. Additional selling restrictions:	Not Applicable

)PERATIONAL INFORMATION

;4. Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
35. Delivery:	Delivery against payment
36. Additional Paying Agent(s)(if any):	Not Applicable

ISIN:	XS0189842700
Common Code:	18984270

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the £2,500,000,000 Euro Medium Term Note Programme of Rentokil Initial plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

Robert Ward Jones
Company Secretary

Company website

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Issue of Debt
Released	13:56 10 Jun 2004
Number	2004061000

Rentokil Initial PLC

Pricing Supplement dated 17 May 2004

RENTOKIL INITIAL PLC

Issue of

USD10,000,000 Floating Rate Notes due 17 May 2007

under the EUR 2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 9 June 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i) Series Number:	15
	(ii) Tranche Number:	1
2.	Specified Currency or Currencies:	United States Dollars ('USD')
3.	Aggregate Nominal Amount:	USD10,000,000
4.	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

(ii) Net Proceeds:	Not Applicable
. Specified Denominations:	USD100,000
. (i) Issue Date:	17 May 2004
(ii) Interest Commencement Date:	18 May 2004
. Maturity Date:	17 May 2007
. Interest Basis:	Floating Rate (further particulars specified below)
. Redemption/Payment Basis:	Redemption at par
.0. Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
.1. Put/Call Options:	Not Applicable
12. Listing:	London
13. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14. Fixed Rate Note Provisions	Not Applicable
15. Floating Rate Note Provisions	Applicable from and including 18 May 2004 to but excluding 17 May 2007
(i) Specified Period(s)/Specified Interest Payment Dates:	Quarterly. 17 February, 17 May, 17 August and 17 November in each year from and including 17 August 2004 to and including 17 May 2007
(ii) Business Day Convention:	Modified Following Business Day Convention
(iii) Additional Business Centre(s):	London
(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination

v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent)	Not Applicable
(vi) Screen Rate Determination:	
-- Reference Rate:	3 month USD LIBOR
-- Interest Determination Date(s):	Second London Business day prior to the start of each Interest Period
-- Relevant Screen Page:	Telerate page 3750
	If the Telerate Page '3750' is unavailable or cancelled, the fall back provisions described under the Definition of 'USD-LIBOR-BBA' contained within the Annex to the 2000 ISDA Definitions shall apply.
(vii) ISDA Determination:	
-- Floating Rate Option:	Not Applicable
-- Designated Maturity:	Not Applicable
-- Reset Date:	Not Applicable
(viii) Margin(s):	+0.35 per cent. per annum
(ix) Minimum Rate of Interest:	Not Applicable
(x) Maximum Rate of Interest:	Not Applicable
(xi) Day Count Fraction:	Actual/360
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
16. Coupon Note Provisions	Not Applicable

17.	Index Linked Note Interest Provisions	Not Applicable
18.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

19.	Issuer Call	Not Applicable
20.	Investor Put	Not Applicable
21.	Final Redemption Amount of each Note	Nominal Amount
24.	Early Redemption Amount of each Note payable on redemption for taxation reasons or an event of default and/or the method of calculating the same (if required or if different from that set in the Condition 6(e)):	As set out in the Condition 6(e)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

23.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event.
24.	Addiional Financial Centre(s) or other special provisions relating to Payment Dates:	London
25:	Talons for future Coupons or receipts to be to Definitive Notes (and dates on which such Talons mature):	No.
26:	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment.	Not Applicable
27.	Details relating to Instalment Notes:	
	(i) Instalment Amounts:	Not Applicable
	(ii) Instalment Dates:	Not Applicable
28.	Redonomination applicable;	Redenomination not applicable
29.	Other terms or special conditions:	Not Applicable

STRIBUTION

.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Mananger (if any):	Not Applicable
.	If non-syndicated, name of Dealer:	BNP Paribas
.	Whether TEFRA C TEFRA D rules	TEFRA D rules applicable
.	Additional selling restrictions:	Not applicable

ERATIONAL INFORMATION

1.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevent identification number(s):	Not applicable
5.	Delivery:	Delivery against payment
6.	Additional Paying Agent(s) (if any):	Not applicable

ISIN: XS0192690278

Common Code: 19269027

ISTING APPLICATION

his Pricing Supplement comprises the details required to list the issue of otes described herein pursuant to the £2,500,000,000 Euro Medium Note Programme f Rentokil Initial plc.

ESPONSIBILITY

he Issuer accepts all responsibility for the information contained in this ricing Supplement.

igned on behalf of the Issuer:

y: Roger Payne Finance Director	Robert Ward Jones Commpany Secretary

Company website